UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Q&K INTERNATIONAL GROUP LIMITED

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

G7308L100**

(CUSIP Number)

David McKee Hand

38 Beach Road

#32-12 South Beach Tower

Singapore 186797

Telephone: +65 6511 3088

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J201 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing 150 Class A Ordinary Shares.

CUSIP No: G7308L100

1.	Names of reporting persons Crescent Capital Investments Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,266,351,100 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,266,351,100 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,266,351,100 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%(2)
14.	Type of reporting person (see instructions) CO

1.

Represents the 1,266,351,000 Class A Ordinary Shares directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. Beneficial ownership information is presented as of June 7, 2022.

2.

This percentage is calculated using 25,688,540,410 Class A Ordinary Shares as the denominator, which is the total Class A Ordinary Shares outstanding as of June 7, 2022 as derived from the Issuer’s corporate records.

CUSIP No: G7308L100

1.	Names of reporting persons CRESCENT GP LTD.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,266,351,100 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,266,351,100 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,266,351,100 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%(2)
14.	Type of reporting person (see instructions) CO

1.

Represents the Class A Ordinary Shares directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. Beneficial ownership information is presented as of June 7, 2022.

2.

This percentage is calculated using 25,688,540,410 Class A Ordinary Shares as the denominator, which is the total Class A Ordinary Shares outstanding as of June 7, 2022 as derived from the Issuer’s corporate records.

CUSIP No: G7308L100

1.	Names of reporting persons David McKee Hand
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,266,351,100 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,266,351,100 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,266,351,100 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%(2)
14.	Type of reporting person (see instructions) IN

1.

Represents the Class A Ordinary Shares directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand. Beneficial ownership information is presented as of June 7, 2022.

2.

This percentage is calculated using 25,688,540,410 Class A Ordinary Shares as the denominator, which is the total Class A Ordinary Shares outstanding as of June 7, 2022 as derived from the Issuer’s corporate records.

This Amendment No. 3 to Schedule 13D amends and supplements the statement on the Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on May 26, 2022 (the “May 2022 Schedule 13D/A ”), relating to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”) filed jointly by (i) Crescent Capital Investments Ltd., (ii) CRESCENT GP LTD. and (iii) David McKee Hand. Except as amended and supplemented herein, the information set forth in the May 2022 Schedule 13D/A remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the May 2022 Schedule 13D/A.

ITEM 1.	SECURITY AND ISSUER

No modification.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the May 2022 Schedule 13D/A is hereby amended and restated as follows:

(a) This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) Crescent Capital Investments Ltd., (ii) CRESCENT GP LTD. and (iii) David McKee Hand. The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of each of the directors of Crescent Capital Investments Ltd. and CRESCENT GP LTD. are set forth in Schedule A hereto and are incorporated herein by reference. None of the Reporting Persons has any executive officers.

(b) Residence or Business Address:

I:	For Crescent Capital Investments Ltd.:

One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

II:	For CRESCENT GP LTD.:

One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

III:	For David McKee Hand:

38 Beach Road, #32-12 South Beach Tower, Singapore 186797

(c) The principal business of Crescent Capital Investments Ltd. and CRESCENT GP LTD. is managing private investments and providing investment related services. David McKee Hand is the Co-Founder & Managing Partner at Crescent Point. The principal business of Crescent Point is managing private investments. The address of Crescent Point is 38 Beach Road, #32-12 South Beach Tower, Singapore 186797.

(d) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or the place of organization:

I:	For Crescent Capital Investments Ltd.: Cayman Islands

II:	For CRESCENT GP LTD.: Cayman Islands

III:	For David McKee Hand: United States of America

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the May 2022 Schedule 13D/A is hereby amended and supplemented to include the following information:

On June 7, 2022, CP QK Singapore Pte Ltd. and High Gate Investments Ltd. entered into a share transfer agreement, pursuant to which CP QK Singapore Pte Ltd. transferred all of its 314,539,304 Class A Ordinary Shares to High Gate Investments Ltd.

ITEM 4.	PURPOSE OF TRANSACTION

No modification.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the May 2022 Schedule 13D/A is hereby amended and restated as follows:

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Shares Beneficially Owned(1)		Percentage of Securities		Sole Power to Vote/Direct Vote(1)	Shared Power to Vote/Direct Vote(1)		Sole Power to Dispose/Direct Disposition(1)	Shared Power to Dispose/Direct Disposition(1)
Crescent Capital Investments Ltd.	1,266,351,000	(2)	4.9	%(3)	0	1,580,890,304	(2)	0	1,580,890,304	(2)
CRESCENT GP LTD.	1,266,351,000	(2)	4.9	%(3)	0	1,580,890,304	(2)	0	1,580,890,304	(2)
David McKee Hand	1,266,351,000	(2)	4.9	%(3)	0	1,580,890,304	(2)	0	1,580,890,304	(2)

(1)	Beneficial ownership information is presented as of June 7, 2022.

(2)

Represents the Class A Ordinary Shares directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand.

(3)

This percentage is calculated using 25,688,540,410 Class A Ordinary Shares as the denominator, which is equal to total Class A Ordinary Shares outstanding as of June 7, 2022 as derived from the Issuer’s corporate records.

(c) Other than as described in Items 3 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) On June 7, 2022, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the class of securities reported.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No modification.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the May 2022 Schedule 13D/A is hereby amended and restated as follows:

Exhibit Number	Title

99.1	Joint Filing Agreement, dated June 8, 2022, among Crescent Capital Investments Ltd., CRESCENT GP LTD. and David McKee Hand.

99.2	Share transfer agreement, dated June 7, 2022, between CP QK Singapore Pte Ltd. and High Gate Investments Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 8, 2022

Crescent Capital Investments Ltd.

By:	/s/ David McKee Hand
Name: David McKee Hand
Title: Director

CRESCENT GP LTD.

By:	/s/ David McKee Hand
Name: David McKee Hand
Title: Director

David McKee Hand

By:	/s/ David McKee Hand

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/ Principal Business	Citizenship/Place of Organization
Crescent Capital	David McKee Hand	38 Beach Road, #32-12	Co-Founder &	United States of
Investments Ltd.		South Beach Tower, Singapore 186797	Managing Partner at Crescent Point	America

Crescent GP Ltd.	David McKee Hand	38 Beach Road, #32-12 South Beach Tower, Singapore 186797	Co-Founder & Managing Partner at Crescent Point	United States of America